# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOPHiA GENETICS SA, CIK 0001840706
CUSIP: H82027105
Title of class of securities: Ordinary Shares, par value CHF 0.05 per share
Address of issuer's principal executive offices: LA PIECE, CH-1180, ROLLE, Switzerland (V8), 00000
Date of event which requires filing of this statement: 11/10/2026
Amends the filing with accession number 0001178913-23-001952
Filed by CIK 0001823758
Persons authorized to receive notices and communications: aMoon Growth Fund Ltd P'ship, 34 Yerushalaim Road, Beit Gamla, 6th Floor, Ra'anana, Israel (L3), 4350110, 972-73-398-9560

## Reporting persons
- Schindel Yair Chaim (CIK 0001823758): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,318,023; sole dispositive power 0; shared dispositive power 5,318,023; aggregate amount beneficially owned 5,318,023 (6.2% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission ("SEC") on November 3, 2026.
- aMoon Growth Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,318,023; sole dispositive power 0; shared dispositive power 5,318,023; aggregate amount beneficially owned 5,318,023 (6.2% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- aMoon Growth Fund G.P. Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,318,023; sole dispositive power 0; shared dispositive power 5,318,023; aggregate amount beneficially owned 5,318,023 (6.2% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- aMoon General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,318,023; sole dispositive power 0; shared dispositive power 5,318,023; aggregate amount beneficially owned 5,318,023 (6.2% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- aMoon Edge Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- aMoon Edge GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- Hilliyon Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- Berko Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.
- Dr. Tomer Berkovitz: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percent of class is calculated based on a total of 85,658,321 Ordinary Shares outstanding (excluding treasury shares), as of September 30, 2026, as reported by the Issuer in its Form 6-K filed with the SEC on November 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value CHF 0.05 per share
Name of issuer: SOPHiA GENETICS SA
Address of issuer's principal executive offices: LA PIECE, CH-1180, ROLLE, Switzerland (V8), 00000
Comment: The undersigned, Dr. Yair C. Schindel ("Schindel"), aMoon Growth Fund Limited Partnership, a Cayman Islands exempted limited partnership ("aMoon Growth"), aMoon Growth Fund G.P. Limited Partnership, an Israeli limited partnership ("aMoon Growth G.P."), aMoon General Partner Ltd., an Israeli company ("aMoon Ltd."), aMoon Edge Limited Partnership, a Cayman Islands exempted limited partnership ("aMoon Edge"), aMoon Edge GP Ltd., a Cayman Islands company ("aMoon Edge Ltd."), Hilliyon Holdings Ltd., an Israeli company ("Hilliyon"), Berko Capital Ltd., an Israeli company ("Berko Capital"), and Dr. Tomer Berkovitz ("Berkovitz") (collectively, the "Reporting Persons"), hereby file this Amendment No. 2 to Schedule 13D (the "Amendment"), which amends the Schedule 13D originally filed on January 9, 2023 by the Reporting Persons with the Securities and Exchange Commission (the "SEC"), with respect to the Ordinary Shares, par value CHF 0.05 per share (the "Ordinary Shares"), of SOPHiA GENETICS SA, a Swiss company (the "Issuer"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 18, 2023. The Amendment amends and supplements Items 4 and 5 of the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On November 10, 2026, aMoon Edge sold an aggregate of 192,541 Ordinary Shares in a private block sale at a price of $7.70 per share for gross proceeds of approximately $1.48 million.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, aMoon Growth holds 5,318,023 Ordinary Shares, constituting approximately 6.2% of the issued and outstanding Ordinary Shares (excluding treasury shares).

aMoon Growth G.P. is the sole general partner of aMoon Growth pursuant to the terms of the limited partnership agreement of aMoon Growth. aMoon Ltd. is the sole general partner of aMoon Growth G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.

By virtue of such relationships, aMoon Growth G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the 5,318,023 Ordinary Shares held by aMoon Growth, constituting approximately 6.2% of the issued and outstanding Ordinary Shares (excluding treasury shares).

As the sole shareholder of aMoon Ltd., Schindel exercises investment and voting power of aMoon Growth G.P. Schindel disclaims beneficial ownership of the Ordinary Shares held by aMoon Growth except to the extent of his pecuniary interest therein, if any.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference. Except as described in Item 4, there have been no transactions in the Ordinary Shares effected by the Reporting Persons during the last 60 days.

## Signatures
- Schindel Yair Chaim: /S/ Schindel Yair Chaim, Schindel Yair Chaim (11/12/2026)
- aMoon Growth Fund Limited Partnership: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- aMoon Growth Fund G.P. Limited Partnership: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- aMoon General Partner Ltd.: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- aMoon Edge Limited Partnership: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- aMoon Edge GP Ltd.: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- Hilliyon Holdings Ltd.: /S/ Schindel Yair Chaim, Schindel Yair Chaim/Director (11/12/2026)
- Berko Capital Ltd.: /S/ Tomer Berkovitz, Tomer Berkovitz/Director (11/12/2026)
- Dr. Tomer Berkovitz: /S/ Tomer Berkovitz, Tomer Berkovitz (11/12/2026)